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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                           Flamel Technologies S.A.
                               (Name of Issuer)

             Ordinary Shares, nominal value 0.80 French franc per
                   share, represented by American Depositary
                                    Shares
                        (Title of Class of Securities)

                                  338488 10 9
                                (CUSIP Number)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 9 Pages

--------------------------                             -------------------------
CUSIP No.  338488 10 9                 13G             Page  2  of  9  Pages
--------------------------                             -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus Ventures, L.P.              I.D.# 13-3784037
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,063,839
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,063,839
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,063,839
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*      [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           20.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No.  338488 10 9                 13G             Page  3  of  9  Pages
--------------------------                             -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg, Pincus & Co.               I.D.# 13-6358475
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,063,839
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,063,839
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,063,839
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*       [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           20.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------                             -------------------------
CUSIP No.  338488 10 9                 13G             Page  4  of  9  Pages
--------------------------                             -------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC             I.D.# 13-3536050
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [ ]
                                                             (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,063,839
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,063,839
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,063,839
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*       [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           20.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------


                       *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).               Name of Issuer:

                         Flamel Technologies S.A. (the "Issuer")

Item 1(b).               Address of Issuer's Principal Executive Offices:

                         Parc Club du Moulin a Vent
                         33, avenue du Docteur Georges Levy
                         69693 Venissieux France

Items 2(a)               Name of Person Filing; Address of Principal
and (b).                 Business Office:

                         This statement is filed by and on behalf of
                         (a) Warburg, Pincus Ventures, L.P., a
                         Delaware limited partnership ("WPV"); (b)
                         Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV. WP, as the sole general partner of WPV, has a 20% interest in the profits of WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

Item 2(c).               Citizenship:

                         Not Applicable

Item 2(d).               Title of Class of Securities:

                         Ordinary Shares, nominal value 0.80 French franc per share ("Ordinary Shares"), represented by American Depositary Shares

Item 2(e).               CUSIP Number:

                         338488 10 9

Item 3.                  Not Applicable

Item 4.                  Ownership:

                          (a)     2,063,839 Ordinary Shares, as of
                                  December 31, 1996.


                             Page 5 of 9 Pages

                          (b)     20.6%

                                This calculation includes all outstanding
                                Ordinary Shares of the Issuer, whether or not represented by American Depositary Shares

                          (c)     (i)      -0-
                                 (ii)      2,063,839
                                 (iii)     -0-
                                 (iv)      2,063,839

Item 5.                  Ownership of Five Percent or Less of a Class:

                         Not Applicable

Item 6.                  Ownership of More than Five Percent on Behalf of
                         Another Person:

                         Not Applicable

Item 7.                  Identification and Classification of the
                         Subsidiary Which Acquired the Security Being
                         Reported on By the Parent Holding Company:

                         Not Applicable

Item 8.                  Identification and Classification of
                         Members of the Group:

                         Not Applicable

Item 9.                  Notice of Dissolution of Group:

                         Not Applicable

Item 10.                 Certification:

                         Not Applicable


                            Page 6 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997


                                            WARBURG, PINCUS VENTURES, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Partner



                                            WARBURG, PINCUS & CO.


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Partner



                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By:  /s/ Stephen Distler
                                                     Stephen Distler, Member


                              Page 7 of 9 Pages

                                    EXHIBITS

Exhibit 1              Joint Filing Agreement, dated February 14,
                       1997, among the signatories to this
                       Schedule 13G.



















                          Page 8 of 9 Pages

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